                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (Mark One)

       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

       | |    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _____________ to _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                       c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Chicago Bridge & Iron Company, N.V.
                                 Koningslaan 34
                               1075 AD Amsterdam
                                The Netherlands


                                   SIGNATURE

       The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 29, 1998

                                           CHICAGO BRIDGE & IRON SAVINGS PLAN


                                           By: /s/ Robert G. Douglass
                                                   Robert G. Douglass

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Chicago Bridge & Iron
Savings Plan:


We have audited the accompanying statement of net assets available for Plan benefits of the CHICAGO BRIDGE & IRON SAVINGS PLAN as of December 31, 1997, and the related statement of changes in net assets available for Plan benefits for the year then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of changes in net assets available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

Chicago, Illinois
June 24, 1998

                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN



              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

ASSETS:
  Investments at fair value-
    T. Rowe Price Mutual Funds-
       Spectrum Income Fund                                        $  4,507,283
       Balanced Fund                                                 38,917,070
       Blue Chip Growth Fund                                         24,253,867
       Equity Income Fund                                            39,879,428
       Equity Index 500 Fund                                          9,657,482
       Prime Reserve Fund                                             9,913,429
       Stable Value Fund                                              4,514,411
       Other Stock Funds                                             12,206,271
    Guaranteed Interest Contracts-
       Principal Five-Year Guaranteed Interest Contract                 440,134
       Principal Seven-Year Guaranteed Interest Contract              4,164,592
    Participant loans--Loan Fund                                      1,787,249
                                                                   ------------
                Total investments                                   150,241,216
                                                                   ------------

  Receivables-
    Company contributions                                             4,116,476
    Participant contributions                                            24,268
                                                                   ------------
                Total receivables                                     4,140,744
                                                                   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $154,381,960
                                                                   ============


        The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)




                                         SPECTRUM                  BLUE CHIP      EQUITY       EQUITY       PRIME       STABLE
                                          INCOME      BALANCED      GROWTH        INCOME     INDEX 500     RESERVE       VALUE
                                           FUND         FUND         FUND          FUND         FUND        FUND         FUND
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
INCREASES (DECREASES):
  Net investment income-
    Interest and dividends              $  334,296   $ 1,609,223  $   200,735   $ 4,031,415  $  199,618  $   617,959   $  128,186
    Net appreciation on investments        183,536     5,232,689    5,000,222     5,172,758   1,731,951            0            0
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
        Total net investment income        517,832     6,841,912    5,200,957     9,204,173   1,931,569      617,959      128,186
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
  Contributions-
    Participants                           274,665       981,319    1,262,561     1,223,474     541,227      329,343      433,681
    Company                                121,577       362,965      546,006       451,596     231,321      147,238      603,598
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
        Total contributions                396,242     1,344,284    1,808,567     1,675,070     772,548      476,581    1,037,279
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
  Deductions-
    Distributions paid to participants    (540,654)   (4,192,964)  (1,425,380)   (4,362,751)   (390,997)  (4,292,057)    (248,065)
    Administrative expenses                   (384)         (677)      (1,581)         (651)     (1,182)        (488)        (358)
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
        Total deductions                  (541,038)   (4,193,641)  (1,426,961)   (4,363,402)   (392,179)  (4,292,545)    (248,423)
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
  Loans and net interfund transfers-
    Loan withdrawals                      (104,188)     (522,787)    (348,070)     (434,504)   (136,249)    (161,726)     (42,808)
    Loan principal repayments                9,212        79,975       51,726        57,094      22,455       10,903       59,519
    Interfund transfers                   (370,176)   (3,663,277)    (157,912)     (247,650)  2,407,392   (1,671,549)   3,113,468
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
        Total loans and net interfund
          transfers                       (465,152)   (4,106,089)    (454,256)     (625,060)  2,293,598   (1,822,372)   3,130,179
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------

  Transfers from other plan              4,599,399    39,030,604   19,125,560    33,988,647   5,051,946   14,933,806      467,190
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
        Net increase                     4,507,283    38,917,070   24,253,867    39,879,428   9,657,482    9,913,429    4,514,411

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS:
    Beginning of year                            0             0            0             0           0            0            0
                                        ----------   -----------  -----------   -----------  ----------  -----------   ----------
    End of year                         $4,507,283   $38,917,070  $24,253,867   $39,879,428  $9,657,482  $ 9,913,429   $4,514,411
                                        ==========   ===========  ===========   ===========  ==========  ===========   ==========


                                                        GUARANTEED INTEREST CONTRACTS
                                                      ----------------------------------
                                           OTHER      PRINCIPAL    PRINCIPAL   PRINCIPAL
                                           STOCK       TWO-YEAR    FIVE-YEAR  SEVEN-YEAR   PARTICIPANT     ACCRUED
                                           FUNDS         TERM         TERM       TERM         LOANS      RECEIVABLES      TOTAL
                                        -----------   ---------    ---------  ----------   -----------   -----------  ------------
INCREASES (DECREASES):
  Net investment income-
    Interest and dividends              $   717,907   $  39,890    $ 29,485   $  303,972   $   37,657    $        0   $  8,250,343
    Net appreciation on investments         184,656           0           0            0            0             0     17,505,812
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
        Total net investment income         902,563      39,890      29,485      303,972       37,657             0     25,756,155
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
  Contributions-
    Participants                          1,044,628           0           0            0            0        24,268      6,115,166
    Company                                 431,074           0           0            0            0     4,116,476      7,011,851
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
        Total contributions               1,475,702           0           0            0            0     4,140,744     13,127,017
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
  Deductions-
    Distributions paid to participants     (736,525)    (46,762)    (14,778)    (281,376)           0             0    (16,532,309)
    Administrative expenses                    (786)       (452)       (121)        (918)           0             0         (7,598)
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
        Total deductions                   (737,311)    (47,214)    (14,899)    (282,294)           0             0    (16,539,907)
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
  Loans and net interfund transfers-
    Loan withdrawals                       (167,131)    (44,621)    (10,452)    (111,666)   2,192,393             0        108,191
    Loan principal repayments                34,727           0           0            0     (433,802)            0       (108,191)
    Interfund transfers                   1,707,523    (902,753)    (10,102)    (195,965)      (8,999)            0              0
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
        Total loans and net interfund
          transfers                       1,575,119    (947,374)    (20,554)    (307,631)   1,749,592             0              0
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------

  Transfers from other plan               8,990,198     954,698     446,102    4,450,545            0             0    132,038,695
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
        Net increase                     12,206,271           0     440,134    4,164,592    1,787,249     4,140,744    154,381,960

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS:
    Beginning of year                             0           0           0            0            0             0              0
                                        -----------   ---------    --------   ----------   ----------    ----------   ------------
    End of year                         $12,206,271   $       0    $440,134   $4,164,592   $1,787,249    $4,140,744   $154,381,960
                                        ===========   =========    ========   ==========   ==========    ==========   ============




 The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN



            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                               DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



1.  DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

    The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan in which employees of the Chicago Bridge & Iron Company and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan. The Plan is an amendment and restatement, effective January 1, 1997, of the CBI 401(k) Pay Deferral Plan, sponsored prior to that date by Chicago Bridge Holdings, Inc., a former affiliate of the Company. Effective January 1, 1997, that prior plan was merged with the CBI Hourly Employees' Savings Plan, a plan covering certain hourly paid employees of the Company and its subsidiaries. The merged plan was renamed and restated, and became sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    T. Rowe Price Trust Company (the "Trustee") serves as trustee. Record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc. All of the investment options are managed by
    T. Rowe Price Associates, Inc., except for the Stable Value Fund and the International Stock Fund, and certain guaranteed interest contracts ("GIC's") held for the former CBI Hourly Employees' Savings Plan. Those GIC's are held and managed by Principal Mutual Life Insurance Company, or one of its affiliates, pursuant to the GIC which was the underlying investment arrangement of that plan. (See the notes below on the Plan's investment options.) The Stable Value fund, a common trust fund, is managed by T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc., and Robert Fleming Holdings Ltd. of London.

    PARTICIPANT AND COMPANY CONTRIBUTIONS

    Effective January 1, 1997, the CBI Hourly Employees' Savings Plan was merged into the Plan. Substantially all of the assets were merged on January 6, 1997. The merged assets of the new Plan totaled $132,038,695.

    The Plan is a combination profit-sharing/401(k) voluntary salary deferral plan. The Company automatically contributes 5% of considered compensation, up to IRS limits on compensation, for each eligible participant following the end of the Plan year for which the contribution is made, or, for certain defined eligible hourly employees, $1.00 per hour worked, contributed at the time of each payroll for such employees throughout the year. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum percent of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

    The Company contributes a dollar-for-dollar match of the participants' annual 401(k) savings, up to the first 3% of the compensation the participant elects to contribute.

    INVESTMENT OPTIONS

    The investment fund options are as follows:

       SPECTRUM INCOME FUND takes a diversified approach to high income. It may invest in five T. Rowe Price domestic bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

       BALANCED FUND seeks long-term growth and income. It invests approximately 60% in stocks and 40% in bonds.

       BLUE CHIP GROWTH FUND seeks long-term growth. It invests in large and medium sized blue chip growth companies.

       EQUITY INCOME FUND seeks high income and long-term growth. It invests in stocks that pay above-average dividends.

       EQUITY INDEX 500 FUND seeks long-term growth and income. It invests in the 500 stocks that make up the S&P 500 Index.

       PRIME RESERVE FUND invests in high-quality money market securities, including U.S. Treasury bills. This fund is neither insured nor guaranteed by the U.S. Government.

       STABLE VALUE FUND invests in investment contracts issued by high-quality insurance companies and banks. It is neither insured nor guaranteed by the U.S. Government.

       OTHER STOCK FUNDS:

           INTERNATIONAL STOCK FUND seeks long-term growth by investing in established non-U.S. companies.

           SPECTRUM GROWTH FUND takes a diversified approach to long-term growth and income. It may invest in seven T. Rowe Price U.S. stock funds, one international stock fund, and one money market fund.

           NEW HORIZONS FUND is an aggressive fund that seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing.

       LOAN FUND maintains the balance of participant loans outstanding.

       GIC's

       Amounts that were invested, prior to January 1, 1997, in GIC's at Principal Mutual under the former CBI Hourly Employees' Savings Plan will remain so invested until the GIC matures or all of the respective participants elect to exchange GIC amounts for one of the above funds. No new contributions or transfers of account balances may be reinvested in GIC's.

    VESTING

    Participants' interest in their accounts are fully vested at all times with regard to their voluntary deferrals, Company matching and the Company contribution of $1.00 per hour those affected hourly employees. Participants' interest in the Company's 5% annual contributions vest 100% after five years of service with the Company, which includes service prior to January 1, 1997. Participants who terminate their participation in the Plan due to retirement, disability, death or work-force reduction are granted full vesting in Company contributions.

    PARTICIPANT LOANS

    Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000, from the vested portion of their accounts. No more than one loan may be outstanding from a participant's account at any time. Loans bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years; fifteen years for a principal residence loan. Any amount borrowed is deducted from the participant's total account balance, pro rata from the other funds in which the account is invested, and repayments of principal and interest are credited accordingly when and as repaid in the funds in which the participant's then-voluntary deferrals, if any, are being invested.

    BENEFITS

    Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

    FORFEITURES

    Forfeitures, representing the unvested portion of the Company's contributions, amounting to $2,968 as of December 31, 1997, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.  SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    Investments are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments in Guaranteed Investment Contracts are also reported at fair value, as required by AICPA Statement of Position 94-4.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

    NET APPRECIATION/DEPRECIATION

    Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The total realized appreciation on investments sold during 1997 was $2,361,171. The total unrealized appreciation on investments during 1997 was $15,144,109.


3.  ADMINISTRATION

    All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the CB&I Stock Fund. Other administrative services, such as participant record keeping, are performed by the Trustee.


4.  ADMINISTRATIVE EXPENSES

    Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.


5.  PARTY-IN-INTEREST TRANSACTIONS

    The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1997, fees paid to the Trustee were $7,598.

6.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.


7.  TAX STATUS

    The Plan administrator intends to file with the Internal Revenue Service for favorable determination letter during 1998. The Plan administrator believes the Plan to be a qualified plan under Section 401(a) of the Internal Revenue Code (the "Code"), and the trust is intended to be exempt from federal income tax under Section 501(a) of the Code.


8.  SUBSEQUENT EVENTS

    The Plan has offered its participants the option to invest in the CB&I Stock Fund beginning in 1998. This fund is invested solely in the publicly traded common stock of the Company's parent company, Chicago Bridge & Iron Company N.V., a Dutch holding company.

                                                                      SCHEDULE I

                       CHICAGO BRIDGE & IRON SAVINGS PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

IDENTITY OF ISSUER, BORROWER,                                                           CURRENT
   LESSOR OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT             COST            VALUE
-----------------------------  ---------------------------------    ------------     ------------
Principal Mutual Life
  Insurance Company            Guaranteed Interest Fund--5 year     $    440,134     $    440,134
Principal Mutual Life
  Insurance Company            Guaranteed Interest Fund--7 year        4,164,492        4,164,592
*T. Rowe Price                 Pooled Separate Account--Spectrum
                                 Income Fund                           4,360,298        4,507,283
*T. Rowe Price                 Pooled Separate Account--Balanced
                                 Fund                                 34,368,721       38,917,070
*T. Rowe Price                 Pooled Separate Account--Blue
                                 Chip Growth Fund                     19,711,801       24,253,867
*T. Rowe Price                 Pooled Separate Account--Equity
                                 Income Fund                          35,453,679       39,879,428
*T. Rowe Price                 Pooled Separate Account--Equity
                                 Index 500 Fund                        8,118,701        9,657,482
*T. Rowe Price                 Pooled Separate Account--Prime
                                 Reserve Fund                          9,913,429        9,913,429
*T. Rowe Price                 Pooled Separate Account--Stable
                                 Value Fund                            4,514,411        4,514,411
*T. Rowe Price                 Pooled Separate Account--
                                 International Stock Fund              7,145,066        6,898,707
*T. Rowe Price                 Pooled Separate Account--Spectrum
                                 Growth Fund                           2,701,756        2,761,016
*T. Rowe Price                 Pooled Separate Account--New
                                 Horizons Fund                         2,417,271        2,546,548
Participant loans              Interest rate: 7.5%-12.5%                       0        1,787,249
                                                                    ------------     ------------
                                                Total               $133,309,759     $150,241,216
                                                                    ============     ============


                        *Represents a party in interest.



        The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                                     SCHEDULE II
                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            ITEM 27b--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



                                              AMOUNT RECEIVED                   DETAILED DESCRIPTION OF THE LOAN INCLUDING
                                                DURING THE                        DATES OF MAKING AND MATURITY, INTEREST
                                  ORIGINAL    REPORTING YEAR       UNPAID       RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
     IDENTITY AND ADDRESS          AMOUNT   -------------------  BALANCE AT     RENEGOTIATION OF THE LOAN AND THE TERMS OF
          OF OBLIGOR              OF LOAN   PRINCIPAL  INTEREST  DEC.31,1997    THE RENEGOTIATION AND OTHER MATERIAL ITEMS
-----------------------------     --------  ---------  --------  -----------   ---------------------------------------------
Dean E. Heffelfinger
410 Heritage Lane
Nazareth, Pennsylvania  18064       $4,155      $0        $0        $4,155     Interest rate--10%; maturity date--12/15/00

Milton E. Smith
2416 Jewett Drive
Richmond, Virginia  23228            5,672       0         0         5,672     Interest rate--10%; maturity date--09/15/00

Geneva I. Williams-Street
367 North Avers                                                                Interest rates--7.5%-10.5%; maturity dates--
Chicago, Illinois  60624             6,559       0         0         6,559     10/15/97-05/15/01

John Lopez
6110 Viceroy Way
Citrus Heights, California  95610    5,331       0         0         5,331     Interest rate--8.75%; maturity date--01/15/00
                                  ========  =========  ========  ===========   =============================================

                                       AMOUNT OVERDUE
     IDENTITY AND ADDRESS            -------------------
          OF OBLIGOR                 PRINCIPAL  INTEREST
------------------------------       ---------  --------
Dean E. Heffelfinger
410 Heritage Lane
Nazareth, Pennsylvania  18064          $4,155      $0

Milton E. Smith
2416 Jewett Drive
Richmond, Virginia  23228               5,672       0

Geneva I. Williams-Street
367 North Avers
Chicago, Illinois  60624                6,559       0

John Lopez
6110 Viceroy Way
Citrus Heights, California  95610       5,331       0
                                     =========  ========

                        *Indicates a party in interest.

 The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                                    SCHEDULE III






                             CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN



                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

                           AGGREGATE PURCHASES                  AGGREGATE SALES
                         -----------------------    ---------------------------------------
                          NUMBER OF                  NUMBER OF
    DESCRIPTION          TRANSACTIONS     AMOUNT    TRANSACTIONS  PROCEEDS    COST    GAIN
---------------------    ------------     ------    ------------  --------   ------  ------
                                           None


 The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.